Exhibit 3

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis for the year ended December 31, 2019

(in US dollars)

February 19, 2020

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the year ended December 31, 2019. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2019 and up to and including February 19, 2020.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in the Company’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the year ended December 31, 2019 were $3.05 billion, an increase of 8% over the prior year (10% in local currency), attributable to a combination of acquisitions and internal growth across our operating segments. Diluted net earnings per common share for 2019 were $2.57, up 5% from $2.45 in the prior year with the increase attributable to revenue growth and improved margin performance. Adjusted earnings per share, which excludes the non-controlling interest redemption increment and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) for 2019 were $4.67 for the year, up 14% from $4.09 in the prior year. Adjusted earnings per share and GAAP net earnings per share for the year ended December 31, 2019 would have been approximately $0.11 higher excluding the impact of changes in foreign exchange rate.

During 2019, we acquired a majority interest in a commercial real estate services firm operation in central and southeast Virginia as well as in Synergy Property Development Services, a project management firm in India. In addition, we completed acquisitions of Colliers International affiliates in Charlotte, North Carolina and Sweden. The total cash consideration for these acquisitions, net of cash acquired, was $80.6 million. We also acquired net non-controlling interests valued at $13.1 million.

In December 2019, we entered into an agreement to acquire a controlling interest in four subsidiaries of Dougherty Financial Group LLC - Dougherty Mortgage LLC, Dougherty & Company LLC, Dougherty Funding LLC and Dougherty Insurance Agency LLC (together “Dougherty”). Dougherty provides commercial real estate debt finance and loan servicing across 21 U.S. states. The transaction is subject to customary closing conditions, including receipt of regulatory approval, and is expected to close in the second quarter of 2020.

Subsequent to year end, on January 16, 2020, we completed the acquisition of our Colliers International affiliate in Austin, Texas.

In April 2019, the Company established a structured accounts receivable facility (the “AR Facility”) with committed availability of $125 million and an initial term of 364 days and includes continuous sales of selected US and Canadian trade accounts receivable (the “Receivables”). Under the AR Facility, the Company receives a cash payment and a deferred purchase price for sold Receivables. Cash proceeds from the AR Facility in the amount of $125 million were used to repay outstanding indebtedness under Colliers’ multi-currency senior unsecured revolving credit facility (the “Revolving Credit Facility”).

For the year ended December 31, 2019, local currency revenue growth was led by Investment Management as well Outsourcing & Advisory in all three geographic regions.

	Twelve months ended
(in thousands of US$)	December 31		Growth	Growth
(LC = local currency)	2019	2018	in US$ %	in LC%

Outsourcing & Advisory	$1,148,915	1,064,575	8%	11%
Lease Brokerage	946,399	903,947	5%	6%
Sales Brokerage	775,909	780,884	-1%	2%
Investment Management	174,588	76,021	NM	NM

Total revenues	$3,045,811	2,825,427	8%	10%

Results of operations – Year ended December 31, 2019

For the year ended December 31, 2019, revenues were $3.05 billion, 8% higher compared to 2018 (10% in local currency). Acquisitions contributed 7% to local currency revenue growth while internally generated revenues were up 3%, led by Outsourcing and Advisory and Investment Management.

Operating earnings were $218.2 million in 2019 versus $201.4 million in 2018. The operating earnings margin was 7.2% versus 7.1% in prior year with the increase attributable to higher contribution from Investment Management and the acquisition of Synergy. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) for 2019 was $359.5 million, up 15% versus $311.4 million in 2018. Adjusted EBITDA margin improved by 80 bps to 11.8% as compared to 11.0% in the prior year.

Depreciation expense was $33.4 million relative to $30.6 million in the prior year, with the increase attributable to increased investments in office leaseholds and the impact of acquisitions completed in 2019.

Amortization expense was $61.3 million in 2019, relative to $48.2 million in 2018, with the increase attributable mainly to the acquisition of Harrison Street Real Estate Capital, LLC (“Harrison Street”).

Net interest expense increased to $29.5 million in 2019 from $20.8 million in the prior year, primarily as a result of increased borrowings over the past year to fund acquisitions and an increase in the applicable margin over floating reference rates due to greater financial leverage. The average interest rate on debt during the period was 3.8%, versus 3.3% in 2018.

Other income for 2019 was $1.9 million and was primarily comprised of earnings from equity investments.

Consolidated income tax expense for the year ended December 31, 2019 was $53.0 million relative to $53.3 million in 2018, reflecting effective tax rates of 28% and 29%, respectively impacted by earnings mix, with an increase in earnings before income tax in certain lower tax jurisdictions.

Net earnings were $137.6 million in 2019, compared to $128.6 million in the prior year.

The Americas region’s revenues totalled $1.69 billion for the full year compared to $1.60 billion in the prior year, up 6% (7% in local currency). Local currency revenue growth was comprised of 6% from acquisitions and 1% from internal growth. Internal revenue growth was attributable to strong Outsourcing & Advisory services partly offset by a decline in Sales Brokerage. Adjusted EBITDA was $151.3 million, up 7% from $141.5 million in the prior year, with the margin up slightly year over year. GAAP operating earnings were $103.7 million, versus $105.5 million in 2018.

EMEA region revenues totalled $636.5 million for the year compared to $623.2 million in the prior year, up 2% (7% in local currency). Local currency revenue growth comprised of 5% internal growth and 2% from acquisitions. The region experienced growth across all service lines, led by strong Sales Brokerage activity in most major markets. Foreign exchange headwinds negatively impacted revenue growth by 5%. Adjusted EBITDA was $80.3 million, versus $88.5 million in the prior year, impacted by (i) talent acquisition investments made during the first half of the year and (ii) a significant decline in project management revenues and profitability in France. GAAP operating earnings were $48.5 million as compared to $53.9 million in 2018.

Asia Pacific region revenues totalled $542.6 million for the year compared to $528.4 million in the prior year, up 3% (7% in local currency). Local currency revenue growth comprised of 5% internal growth and 2% from acquisitions. Internal growth was led by Outsourcing & Advisory services. Foreign exchange headwinds negatively impacted revenue growth by 4%. Adjusted EBITDA was $76.2 million, up from $73.4 million in the prior year, with the margin up slightly year over year. GAAP operating earnings were $67.1 million, up from $66.2 million in the prior year.

Investment Management revenues totalled $174.6 million for the year, compared to $76.0 million in the prior year. The growth reflects the impact of the Harrison Street acquisition in mid-2018 as well as internal revenue growth of 20% from incremental management fees on new capital commitments completed during the year. Pass-through revenue from historical carried interest represented $19.2 million versus $12.3 million in the prior year. Adjusted EBITDA was $61.9 million relative to $26.1 million in 2018. GAAP operating earnings, which are impacted by acquisition-related intangible asset amortization, were $35.0 million versus $12.3 million in the prior year. Assets under management stood at $32.9 billion as of December 31, 2019, up 25% from $26.4 billion in the fourth quarter of 2018.

Unallocated global corporate costs as reported in Adjusted EBITDA were $10.3 million for the year, versus $18.1 million in the prior year. The corporate GAAP operating loss for the year was $36.2 million versus a loss of $36.5 million in 2018.

Selected annual information - last five years
(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2019	2018	2017	2016	2015

Operations
Revenues	$3,045,811	$2,825,427	$2,435,200	$1,896,724	$1,721,986
Operating earnings	218,197	201,398	167,376	146,173	80,384
Net earnings from
continuing operations	137,585	128,574	94,074	91,571	39,915
Net earnings from
discontinued operations	-	-	-	-	1,104
Net earnings	137,585	128,574	94,074	91,571	41,019

Financial position
Total assets	$2,892,714	$2,357,580	$1,507,560	$1,194,779	$1,092,421
Long-term debt	611,404	672,123	249,893	262,498	260,947
Redeemable non-controlling interests	359,150	343,361	145,489	134,803	139,592
Shareholders' equity	517,299	391,973	303,014	212,513	149,493

Common share data
Net earnings (loss) per common share:
Basic
Continuing operations	$2.60	$2.49	$1.32	$1.76	$0.60
Discontinued operations	-	-	-	-	0.03
	2.60	2.49	1.32	1.76	0.63
Diluted
Continuing operations	2.57	2.45	1.31	1.75	0.59
Discontinued operations	-	-	-	-	0.03
	2.57	2.45	1.31	1.75	0.62
Weighted average common shares
outstanding (thousands)
Basic	39,550	39,155	38,830	38,596	37,196
Diluted	39,981	39,795	39,308	38,868	37,586
Cash dividends per common share	$0.10	$0.10	$0.10	$0.09	$0.20

Other data
Adjusted EBITDA	$359,476	$311,435	$242,823	$203,062	$181,334
Adjusted EPS	4.67	4.09	3.16	2.44	2.29

New revenue guidance was adopted retrospectively effective January 1, 2018 and accordingly, comparative information for the year ended December 31, 2017 and as at December 31, 2017 has been restated. Data for 2016 and prior periods in the table above has not been restated.

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), a North American leader in residential property management and related services. Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

In conjunction with the Spin-off, the Residential Real Estate Services and Property Services segments of Old FSV were transferred to FirstService. Colliers, as the successor to Old FSV, retained the Commercial Real Estate Services segment of Old FSV. This MD&A presents the operating results of Colliers on a continuing operations basis for all periods presented. The FirstService operations are classified as discontinued operations.

Results of operations – fourth quarter ended December 31, 2019

Consolidated operating results for the fourth quarter ended December 31, 2019 were up relative to the comparable prior year quarter from a combination of acquired and internal growth. Revenues were $928.3 million, up 4% (5% in local currency) relative to the prior year quarter. Internal revenue growth, measured in local currency, was 2% led by Outsourcing & Advisory and Investment Management. Operating earnings for the fourth quarter ended December 31, 2019 were $99.4 million, up 1% and adjusted EBITDA was $144.3 million, up 8%.

Summary of quarterly results - years ended December 31, 2019 and 2018

(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2019
Revenues	$635,123	$745,517	$736,883	$928,288	$3,045,811
Operating earnings	13,397	57,197	48,175	99,428	218,197
Net earnings	5,462	35,574	28,672	67,877	137,585
Basic net earnings per common share	0.04	0.60	0.75	1.21	2.60
Diluted net earnings per common share	0.04	0.60	0.74	1.20	2.57

Year ended December 31, 2018
Revenues	$552,473	$667,350	$715,721	$889,883	$2,825,427
Operating earnings	15,745	45,569	41,956	98,128	201,398
Net earnings	8,541	28,804	25,382	65,847	128,574
Basic net earnings per common share	0.13	0.61	0.41	1.34	2.49
Diluted net earnings per common share	0.13	0.60	0.41	1.33	2.45

Other data
Adjusted EBITDA - 2019	$43,571	$87,323	$84,262	$144,320	$359,476
Adjusted EBITDA - 2019	36,140	$69,427	$72,665	$133,203	$311,435
Adjusted EPS - 2019	0.51	1.10	1.04	2.01	4.67
Adjusted EPS - 2018	0.45	0.95	0.92	1.77	4.09

Operating outlook

The purpose of this operating outlook is to outline management’s growth strategy as well as expectations for 2020, based on information available as of the date of this MD&A. Readers are cautioned that the information contained in this operating outlook may not be appropriate for other purposes and should refer to the “Forward-looking statements and risks” section of this MD&A for the material risk factors that could cause actual results to differ materially.

We remain well on track on delivering on our long-term growth strategy, for the five years ending December 31, 2020, that includes average internal revenue growth in the 5% range, combined with acquisitions to build each of our service platforms, resulting in targeted average annual growth in revenues, adjusted EBITDA and adjusted EPS of 15%.

For 2020, we expect stable market conditions, despite a number of ongoing geopolitical events. We anticipate high single digit consolidated revenue growth consisting of low to mid single digit internal growth and the balance from completed acquisitions, including Dougherty. The adjusted EBITDA margin is expected to improve 0.5% to 0.8% from a combination of operating leverage and favourable impact of Dougherty, which generates higher margins than our consolidated average. We expect mid-teens percentage growth in adjusted EPS for the year. Future acquisitions will be incremental to the growth rate assumptions above.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprised approximately 25% of 2019 consolidated revenues (2018 - 27%). Variations can also be caused by business acquisitions which alter the consolidated service mix.

Liquidity and capital resources

The Company generated cash flow from operating activities of $310.8 million for the year ended December 31, 2019, relative to $257.5 million in the prior year. Adjusting for the cash proceeds generated from the AR Facility as well as collections of the deferred purchase price related to AR Facility, net cash flow from operating activities in 2019 was $213.9 million. The decrease in cash from operations is primarily attributable to (i) timing of accounts payable, accrued expenses and accrued compensation and (ii) incremental cash tax paid in 2019 relative to 2018 as Company’s remaining US net operating loss carry-forward balances were utilized during 2018. We believe that cash from operations and other existing resources, including our Revolving Credit Facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Capital expenditures for 2019 were $44.2 million (2018 - $35.6 million), which consisted primarily of investments in offices, information technology infrastructure and software. Capital expenditures for the year ending December 31, 2020 are expected to be $65 - $75 million with the increase primarily attributable to investments in office space in major markets, and are expected to be funded with cash on hand.

We distributed $31.9 million (2018 - $18.9 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities. The increase in distributions is largely attributable to the acquisition of Harrison Street completed in July 2018.

During 2019, we invested cash in acquisitions as follows: an aggregate of $80.6 million (net of cash acquired) in four new business acquisitions, $15.0 million in contingent consideration payments related to previously completed acquisitions, and $13.1 million in net acquisitions of redeemable non-controlling interests.

During the fourth quarter of 2019, the Company acquired a controlling interest in a portfolio of real estate assets (the “Portfolio”) in connection with the establishment of a new Investment Management fund (the “Fund”). The real estate assets were valued at $258.1 million and the corresponding liabilities were valued at $163.9 million and are reflected as held for sale on the consolidated balance sheet as at December 31, 2019. The Portfolio is expected to be sold to the Fund, without gain or loss, during the second quarter of 2020.

Net indebtedness as at December 31, 2019 was $496.4 million, versus $545.1 million at December 31, 2018. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our agreement relating to our revolving credit facility and senior unsecured notes as at December 31, 2019 and, based on our outlook for 2020, we expect to remain in compliance with these covenants. We had $622.5 million of available unused credit under our revolving credit facility as of December 31, 2019.

On April 4, 2019, we extended the credit agreement for our Revolving Credit Facility of $1.0 billion with a new 5- year term maturing on April 30, 2024 (from April 30, 2023) and certain amendments were made to increase the flexibility of the Company’s debt capital structure.

On April 4, 2019, we amended our Euro-denominated 2.23% senior unsecured notes due 2028 (the “Senior Notes”) to make certain amendments to increase the flexibility of our debt capital structure. These amendments were similar to the amendments made to our Revolving Credit Facility, which ranks equal in seniority to the Senior Notes.

The Company’s Board of Directors declared two semi-annual dividends of $0.05 per common share (being the Subordinate Voting Shares together with the Multiple Voting Shares) during 2019, unchanged from the prior year semi-annual amounts per share. These dividends are paid in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. Total common share dividends paid by the Company during 2019 were $3.9 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $187.5 million as at December 31, 2019 (December 31, 2018 - $206.9 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The fair value of contingent consideration recorded on the consolidated balance sheet as at December 31, 2019 was $85.0 million (December 31, 2018 - $93.9 million). The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at December 31, 2019 was $23.0 million. (December 31, 2018 - $15.2 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to March 2023. We estimate that approximately 85% of the contingent consideration outstanding as of December 31, 2019 will ultimately be paid.

The following table summarizes our contractual obligations as at December 31, 2019:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$610,551	$3,673	$48	$371,929	$234,901
Interest on long-term debt	109,686	20,576	40,904	30,746	17,461
Finance lease obligations	854	550	303	-	-
Contingent acquisition consideration[1,2]	84,992	16,813	64,481	3,698	-
Operating leases obligations	410,653	84,697	131,794	90,221	103,941
Purchase commitments[2]	191,989	182,684	9,305	-	-
Co-investment commitments	7,969	7,969	-	-	-

Total contractual obligations	$1,416,693	$316,962	$246,835	$496,594	$356,303
1.	Contractual obligation expected to be funded from Revolving Credit Facility.
2.	Purchase commitments for 2020 include the Dougherty acquisition.

At December 31, 2019, we had commercial commitments totaling $9.8 million comprised of letters of credit outstanding due to expire within one year.

In order to effectively manage our corporate risk and support our global insurance program, we supplement our commercial insurance placements with the use of a wholly-owned captive insurance company to provide support for our professional indemnity, general liability and US workers’ compensation programs. The level of risk retained by our captive insurance company varies by coverage. Currently, the captive insures up to $0.75 million per claim with respect to professional indemnity; $0.25 million per claim with respect US workers’ compensation and $1.0 million with respect general liability. All limits are inclusive of commercial market self-insured retentions. Liability insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim accruals developed through periodic reviews of the circumstances of individual claims, validated annually by a third-party actuary. As of December 31, 2019, the captive insurance company has reserves for unpaid claim liabilities of $6.1 million.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $333.1 million as of December 31, 2019. The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2019, the RNCI recorded on the balance sheet was $359.2 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for 2019 would be $0.59, and the accretion to adjusted EPS would be $0.39.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified seven critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from brokerage transaction commissions, advisory fees, property management fees, project management fees and investment management fees. Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have four reporting units, consistent with our four operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Deferred income tax assets. Deferred income tax assets arise primarily from the recognition of the benefit of certain net operating loss carry-forwards. We must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations, which involve projections of future taxable income, require significant management judgment. Changes in judgments, in particular of future taxable earnings, could result in the recognition or de-recognition of a valuation allowance which could impact income tax expense materially.

6.	Uncertain tax positions. In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

7.	Allowance for uncollectible accounts receivable. Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance as of December 31, 2019 would increase bad debt expense by $0.9 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2019	2018

Net earnings	$137,585	$128,574
Income tax	53,013	53,260
Other income, net	(1,853)	(1,281)
Interest expense, net	29,452	20,845
Operating earnings	218,197	201,398
Depreciation and amortization	94,664	78,730
Acquisition-related items	28,532	21,975
Restructuring costs	10,252	2,938
Stock-based compensation expense	7,831	6,394
Adjusted EBITDA	$359,476	$311,435

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Year ended
(in US$)	December 31
	2019	2018

Diluted net earnings per common share	$2.57	$2.45
Non-controlling interest redemption increment	0.20	0.19
Amortization of intangible assets, net of tax	0.93	0.77
Acquisition-related items	0.58	0.47
Restructuring costs, net of tax	0.19	0.05
Stock-based compensation expense, net of tax	0.20	0.16
Adjusted earnings per share	$4.67	$4.09

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Impact of recently adopted accounting standards

On January 1, 2019, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standard Codification Topic 842, Leases (“ASC 842”). ASC 842 requires the recognition of operating lease right-of-use assets and lease liabilities for virtually all premises and equipment leases on the consolidated balance sheet, with no impact on earnings or the statement of cash flows. The Company adopted ASC 842 effective January 1, 2019 on a modified retrospective basis, without adjusting comparative periods and recorded a $274.7 million right-of-use asset and corresponding $247.9 million lease liability as of January 1, 2019. The recognition of the lease liability did not impact the Company’s financial covenants under our Revolving Credit Facility or Senior Notes, since the underlying debt agreements include provisions that nullify the impact of changes in accounting standards.

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, with no material impact on its consolidated financial statements.

Impact of recently issued accounting standards, not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses. This ASU creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaces the existing incurred loss approach and is expected to result in more timely recognition of credit losses. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company has identified the financial assets within the scope of this ASU. Although the adoption is not expected to have a material impact on the consolidated financial statements, it is expected to impact the Company’s methodology of reserving for accounts receivable and other receivable-related financial assets, including contract assets.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019. The Company will adopt the ASU for the year beginning January 1, 2020. Adoption of the ASU will simplify the goodwill impairment testing process for the Company.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). This ASU aligns the capitalizing of implementation costs incurred in relation to a hosting arrangement with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. It also requires these capitalized costs to be expensed over the term of the hosting arrangement and to the same line as the hosting arrangement. The standard is effective for annual and interim periods beginning after December 15, 2019 but where early adoption is permitted. As this ASU clarifies the previously existing ambiguity related to capitalization, it was determined that the guidance under the ASU is consistent with the Company’s existing capitalization process for development costs as relate to hosting arrangements and will not have any impact on the financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company had interest rate swap agreements to convert the LIBOR floating rate interest on $200.0 million of US dollar denominated debt to a fixed rate (see Note 22 to the Consolidated Financial Statements for a full description). Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

In July 2017, the UK’s Financial Conduct Authority (“FCA”) announced that LIBOR is expected to be phased out by the end of 2021. The Alternative Reference Rates Committee (“ARRC”), which is a group of private-market participants convened by the Federal Reserve Board and the New York Fed, has recommended the Secured Overnight Financing Rate (“SOFR”) as the alternative along with a paced transition plan. The Company is currently assessing the impact of this transition on its debt instruments indexed to LIBOR.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than (i) the payments which may be required to be made under the long term arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, (see Note 16 to the Consolidated Financial Statements for a full description) and (ii) the AR Facility. Sale proceeds from the AR Facility, net of repurchases of selected US and Canadian trade accounts receivable (the “Receivables”), were $125.0 million during 2019. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold Receivables are derecognized from the consolidated balance sheet. The AR Facility results in a significant decrease to our borrowing costs.

Transactions with related parties

The Company has entered into office space rental arrangements, outsourcing and advisory contracts with minority shareholders of certain subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate outsourcing and advisory revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2019 was $496 (2018 - $420). The recorded amount of the outsourcing and advisory revenues for year ended December 31, 2019 was $3,509 (2018 - $585). These amounts are settled regularly in cash and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The outsourcing and advisory contracts have terms of up to three years.

As at December 31, 2019, the Company had $3,430 of loans receivable from non-controlling shareholders (December 31, 2018 - $6,465). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 38,559,117 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,972,000 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2019, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2019 to July 17, 2020. The Company is entitled to repurchase up to 2,900,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2019 (the “Evaluation Date”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting

During the year ended December 31, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company “butterfly rules” in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015, which is available under Colliers’ SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our ability to attract new clients and to retain major clients and renew related contracts.
•	Reliance on subcontractors.
•	Labor shortages or increases in wage and benefit costs.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions or security failures in our information technology systems.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes and any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.